

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 3, 2008

<u>via U.S. mail and fax (972) 969-3572</u>

Mr. Richard P. Dealy
Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, TX 75039

> **Re:** **Pioneer Natural Resources Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **File No. 1-13245**

Dear Mr. Dealy:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Definitive Proxy Statement filed March 28, 2008</u>

<u>Compensation Discussion and Analysis, page 14</u>

<u>Annual Cash Bonus Incentives, page 17</u>

1.   We note your response to our prior comment 3, including your proposed disclosure regarding the annual cash bonus. Please confirm that in future filings, you will include the proposed disclosure set forth in your response in addition to disclosure regarding how the compensation committee sets the target bonus percentage and the bonus percentage established for each named executive officer for the fiscal year. In addition, confirm that you will include the chart regarding your performance metrics and goals and the narrative regarding such metrics and goals that were included in your 2007 proxy statement.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3461 if you have questions regarding the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Carroll
        C. White
        L. Nicholson
        M. Duru